UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission File Number 1-14036

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DST SYSTEMS, INC.

333 West 11th Street

Kansas City, Missouri 64105

DST Systems, Inc. 401(k) Profit Sharing Plan

Index to Financial Statements and Supplemental Information

December 31, 2011 and 2010

*      Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations        for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Advisory Committee of the

DST Systems, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Delinquent Participant Contributions and Schedule of Assets (Held At End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri

June 28, 2012

DST Systems, Inc. 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

December 31, 2011 and 2010

	December 31,
	2011	2010

ASSETS
Investments:
Mutual funds	$397,171,979	$420,335,544
DST common stock	19,177,518	18,188,434
Investment in master trust	405,425,360	369,879,072
Total investments	821,774,857	808,403,050

Receivables:
Employer contributions	19,811,476	22,080,035
Participants contributions	835,237	833,658
Notes receivable from participants	13,061,205	12,893,695
Investment income and other	320,605	283,235
Total receivables	34,028,523	36,090,623
Total assets	855,803,380	844,493,673

LIABILITIES
Due to broker for securities purchased	1,232,468	1,217,933
Total liabilities	1,232,468	1,217,933

Net assets available for benefits	$854,570,912	$843,275,740

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2011 and 2010

	Year Ended December 31,
	2011	2010

Investment income:
Dividends, interest and other income	$8,207,796	$6,691,159
Net (depreciation) appreciation in fair value of investments	(22,092,138)	50,948,544
Net appreciation in fair value of investments in master trust	60,037,786	74,934,836
Total investment income, net	46,153,444	132,574,539

Contributions:
Employer	31,313,832	33,764,836
Participants	27,932,632	30,267,622
Total contributions	59,246,464	64,032,458

Transfer of assets from Argus 401(k) Savings Plan		23,228,053
Total transfers		23,228,053

Distributions:
Benefits to participants	(92,696,045)	(96,836,271)
Administrative expenses	(1,408,691)	(487,455)
Total distributions	(94,104,736)	(97,323,726)

Net change in net assets available for benefits	11,295,172	122,511,324

Beginning of year	843,275,740	720,764,416
End of year	$854,570,912	$843,275,740

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.  Description of the Plan

The DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

Newkirk Products, Inc. (“Newkirk”) and ALPS Holdings, Inc. (“ALPS”) became wholly owned subsidiaries of DST Systems, Inc. during the year ended December 31, 2011.  The Plan was subsequently amended in 2012 to allow employees of Newkirk and ALPS to participate in the Plan as of January 1, 2012.  The aggregate net assets of the Newkirk Products, Inc. 401(k) Profit Sharing Plan and Trust and the ALPS Holdings, Inc. 401(k) Plan of $39,028,841 were merged into the Plan in 2012.

Argus Health Systems, Inc. (“Argus”) became a wholly-owned subsidiary of DST Systems, Inc. on March 31, 2009.  The Plan was subsequently amended to allow employees of Argus to participate in the Plan as of January 1, 2010.  On March 16, 2010, the net assets of the Argus Health Systems, Inc. 401(k) Savings Plan were merged into the Plan.  The net assets transferred into the Plan were $23,228,053.

Sponsor

The Plan Sponsor is DST Systems, Inc. (“DST”, the “Employer” or the “Sponsor”).  Certain of its subsidiaries and affiliates participate in the Plan.

Trustee and Investment Manager

The trustee of the Plan is Marshall & Ilsley Trust Company N.A. (the “Trustee”).  The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.  One of the Plan’s investments (the BMO Prime Money Market Fund) is managed by an affiliate of the Trustee.  Transactions related to these investments, therefore, qualify as party-in-interest transactions.

A portion of the Plan’s assets are invested in the DST Systems, Inc. Master Trust (“Master Trust”).  The investment manager of the Master Trust is Ruane, Cunniff, Goldfarb & Co., Inc. (the “Investment Manager”).  For the years ended December 31, 2011 and 2010, the Sponsor incurred management fees and expenses to the Investment Manager of $3,690,946 and $4,435,575, respectively.

Administration of the Plan

An advisory committee (the “Advisory Committee”), which consists of members who are selected by the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan.  Certain administrative expenses are paid by the Sponsor.  All other administrative expenses are paid by plan assets.

Eligibility

All employees of the Sponsor and participating subsidiaries and affiliates are eligible to participate in the Plan other than members of a collective bargaining unit, leased employees, nonresident aliens, and persons performing services for the Sponsor through an agreement with a third-party.  The Plan entry date is the first day of the calendar month following the date an employee, other than a seasonal or temporary

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

employee, completes one hour of service.  Seasonal and temporary employees must complete one year of service, as defined in the Plan agreement, prior to entering the Plan.

Contributions

Participant contributions are made through participant salary withholdings and rollovers from other eligible retirement plans. Participants can contribute from 1% to 25% of their annual eligible compensation to the Plan, subject to Internal Revenue Service limitations (“highly compensated employees” are subject to a lower limitation).  Participants age 50 or older may make additional contributions or “catch-up” contributions (subject to Internal Revenue Service limitation) once they have satisfied the annual contribution maximum as set by law or other applicable limitation.  Sponsor contributions consist of a dollar-for-dollar match up to 3% of the eligible wages as per the plan agreement.  During the years ended December 31, 2011 and 2010, Sponsor matching contributions were $11,850,189 and $12,029,489, respectively.

In addition, the Sponsor may make discretionary profit sharing contributions.  Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31 of the Plan year to be eligible to receive an allocation of discretionary profit sharing contributions for that year.  During the years ended December 31, 2011 and 2010, Sponsor profit sharing discretionary contributions were $19,463,643 and $21,735,347, respectively.

Participant accounts

Each participant’s account is credited with the participant’s contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants’ non-vested accounts and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based on account balances.  Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant’s eligible compensation bears to the aggregate eligible compensation of all participants for the year.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always 100% vested in their own contributions, rollover contributions and catch-up contributions (as adjusted to reflect investment earnings and losses).

Generally, participants will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

Years of Service	Percentage Vested
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%

Investment options

Participants may direct their salary reduction contributions, catch-up contributions, matching contributions and rollover contributions into a variety of mutual fund investment options as made available by the Advisory Committee or into DST Systems, Inc. common stock.  The investment options contain different degrees of risks.  Participants should refer to the respective fund prospectus for a more

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

complete description of the investment objectives of each fund.  The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change how these types of contributions are invested on a daily basis.

All profit sharing contributions are invested in the Master Trust by the Trustee as advised by the Investment Manager.

Forfeitures

Forfeitures of unvested accounts are generally first used for the restoration of reemployed participants’ forfeited amounts and allocated to the participants. The forfeitures allocated to participants at December 31, 2011 and 2010 were $1,422,330 and $1,592,034, respectively.

Distribution of benefits

Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal.  A participant’s normal retirement age is 59 ½.  Active participants can elect a withdrawal of assets at the age of 59½ or older.

Unless the terminated participant otherwise elects, balances not exceeding $1,000 will be automatically distributed to the participant as a lump sum and balances ranging in value from $1,001 to $5,000 will be automatically distributed as an IRA rollover with Marshall & Ilsley Bank as soon as administratively practicable.  Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable.  Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments over the life expectancy of the participant.  Distributions shall be made in cash or, at the option of the participant, in cash plus the number of whole shares of DST common stock allocated to the participant’s account.

Upon death, all sums credited to the participant’s account will be paid to the beneficiary or beneficiaries designated by the participant as a lump sum.

Distributions may also be made in the event of financial hardship of the participant.  Certain restrictions apply.

Notes receivable from participants

Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations).  Generally, loans must be repaid within five years.  These notes bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%.  At December 31, 2011 and 2010, interest rates on participant loans ranged from 3.25% to 9.5%.

Plan termination

The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan agreement.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

2.   Significant Accounting Policies

Basis of accounting

The accompanying financial statements are presented on the accrual basis of accounting, except for benefits to participants which are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Cash and cash equivalents

Short-term liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is accrued on the ex-dividend date.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and net unrealized appreciation or depreciation on those investments.

Investment income of the Master Trust is allocated daily to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each day.  Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust.

Notes receivable from participants

Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.

New Authoritative Accounting Guidance

Fair value measurements

In May 2011, the Financial Accounting Standards Board issued new authoritative guidance related to fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”).  The guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The guidance is effective for annual periods beginning after December 15, 2011.  The Plan has not yet determined the impact that the adoption of this new accounting guidance may have on the Plan’s financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

3.   Plan Investments

The following investments represent 5% or more of net assets available for benefits at year end:

	Year Ended December 31,
	2011	2010

Investment in Master Trust	$405,425,360	$369,879,072
Janus Overseas Fund		45,932,619
	$405,425,360	$415,811,691

During the years ended December 31, 2011 and 2010, the Plan’s participant-directed investments and non-participant directed investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	Year Ended December 31,
	2011	2010

Mutual Funds	$(22,570,887)	$50,096,576
DST common stock	478,749	851,968
Master Trust (1)	60,037,786	74,934,836
	$37,945,648	$125,883,380

(1) Non-participant directed

4.   Fair Value Measurements

Authoritative accounting guidance on fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2011 and 2010, the Plan held certain investment assets that are required to be measured at fair value on a recurring basis.  These investments include the Plan’s investment in DST common stock whereby fair value is determined using quoted prices in active markets and mutual fund investments which are valued at the net asset value representing the value at which shares of the fund may be purchased or redeemed in active markets.  Accordingly, the fair value measurements of these investments have been classified as Level 1 in the table below.

Disclosures related to the fair value measurements of the Master Trust are described in Note 5.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following table presents assets at December 31, 2011 and 2010 measured at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$397,171,979	$397,171,979	$	$
DST common stock	19,177,518	19,177,518
Total	$416,349,497	$416,349,497	$	$

	Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$420,335,544	$420,335,544	$	$
DST common stock	18,188,434	18,188,434
Total	$438,523,978	$438,523,978	$	$

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.   Master Trust

The Master Trust was established for the investment of assets of the Plan and other DST sponsored plans.  Each participating plan has an undivided interest in the Master Trust.  The investment in Master Trust is non-participant directed and is managed by the Investment Manager.  At December 31, 2011 and 2010, the Plan’s percentage ownership in the Master Trust was 80.7% and 79.2%, respectively.  The following Master Trust disclosures represent 100% of the balances in the Master Trust.

The Master Trust’s net assets by general type at year end are as follows:

	December 31,
	2011	2010

Assets
Mutual funds	$4,871,598	$20,971,115
Common stocks	501,703,359	353,616,832
Government securities		52,980,372
Fixed income securities		44,647,689
Collateral held on loaned securities	424,324,077	350,430,547
Total investments	930,899,034	822,646,555
Other receivables, net	68,024	412,038
Total assets	930,967,058	823,058,593

Liabilities
Payable for collateral on loaned securities	428,356,056	355,956,394
Total liabilities	428,356,056	355,956,394

Net assets	$502,611,002	$467,102,199

Plan’s interest in the Master Trust	$405,425,360	$369,879,072

The Master Trust’s total investment income by type is as follows:

	Year Ended December 31,
	2011	2010

Interest	$1,490,230	$3,193,364
Dividends	4,283,437	11,509,263
Net appreciation	70,982,313	83,133,376
	$76,755,980	$97,836,003

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

The Master Trust’s net appreciation (depreciation) of investments by type is as follows:

	Year Ended December 31,
	2011	2010

Common stocks	$75,700,256	$70,694,303
Fixed income and government securities	(6,211,811)	3,165,598
Collateral held on loaned securities	1,493,868	9,273,475
	$70,982,313	$83,133,376

Fair Value

As of December 31, 2011 and 2010, the Master Trust held certain investment assets that are required to be measured at fair value on a recurring basis.  These investments include the Master Trust’s investment in common stocks whereby fair value is determined using quoted prices in active markets and mutual fund investments which are valued at the net asset value representing the value at which shares of the fund may be purchased or redeemed in active markets.  Accordingly, the fair value measurements of these investments have been classified as Level 1 in the table below. In addition, The Master Trust held investments in fixed income and government securities which are valued using inputs from quoted prices in active markets that are directly or indirectly observable.  Collateral held on loaned securities includes investments in unitized pools which are recorded at net asset value.  These pools invest in cash equivalents, domestic corporate bonds, asset backed securities and foreign fixed income securities.  Investment securities underlying the pools are priced using quotations from an independent pricing service which may employ methodologies that utilize actual market transactions, actual quotations from broker-dealers, or other formula-driven valuation techniques, which consider factors such as yields or prices of bonds of comparable quality, type of issue, coupon, maturity, ratings, and general market conditions.  Accordingly, the Master Trust investments in fixed income, government securities and collateral held on loaned securities have been classified as Level 2 in the table below.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

The following table presents assets at December 31, 2011 and 2010 measured at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$4,871,598	$4,871,598	$	$
Common stocks	501,703,359	501,703,359
Collateral held on loan securities	424,324,077		424,324,077
Total	$930,899,034	$506,574,957	$424,324,077	$

	Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$20,971,115	$20,971,115	$	$
Common stocks	353,616,832	353,616,832
Government securites	52,980,372		52,980,372
Fixed income securities	44,647,689		44,647,689
Collateral held on loan securities	350,430,547		350,430,547
Total	$822,646,555	$374,587,947	$448,058,608	$

Securities Lending

The Master Trust may engage in securities lending activities related to investments in common stocks, government securities and other securities held in the Master Trust.  The Trustee serves as the lending agent for the Master Trust and loans these securities to approved brokers (the “Borrower”).  When the Master Trust lends securities, it is subject to a risk of failure by the Borrower to return loaned securities, a delay in delivery of the securities, or potential loss from declines in the value of investment collateral, in which case the Master Trust may incur a loss.  The terms of the lending agreements require that loans are secured by collateral (cash or U.S. government securities) having an initial market value equal to or greater than 102% of the market value of securities on loan.  The market value of the securities on loan and of the collateral received is monitored daily.  If at any time the value of the collateral falls below 100% of the market value of securities on loan, the Borrower may be required to deliver additional collateral necessary to restore the 102% ratio.  If the value of the collateral increases above 102% of the market value of securities on loan, the collateral in excess of the 102% ratio may be required to be returned to the Borrower.  The Master Trust retains the income earned on the securities while on loan to the Borrower, less agency fees paid to the Trustee and rebates paid to the Borrower.  In the event of default by the Borrower, the Trustee shall indemnify the Master Trust by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Master Trust for the market value of the unreturned securities.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Master Trust whole.  The collateral may be redeemed by the lending agent on behalf of the Master Trust at any time in order for the Master Trust to comply with its securities lending agreement, including when the Master Trust is requested to return collateral to a securities borrower or upon termination of the securities lending agreement.

As of December 31, 2011, the Master Trust had common stock investments on loan with a market value of $414,494,385.  As of December 31, 2010, the Master Trust had investments on loan with a market value of $345,535,059, consisting of $292,581,950 of common stock and $52,953,109 of government securities.  The Master Trust’s liability for returning the cash collateral received related to the loaned common stocks and government securities held in the Master Trust were $428,356,056 and $355,956,394 at December 31, 2011 and 2010, respectively.  The net asset value of the pools’ underlying securities was $0.9906 and $0.9845 at December 31, 2011 and 2010, respectively.  Accordingly, the fair value of the investment collateral pools related to the loaned common stocks and government securities held in the Master Trust were $424,324,077 and $350,430,547 at December 31, 2011 and 2010, respectively.  The fair value of the investment collateral pools related to the loaned common stocks and government securities was less than the value of the collateral received resulting in an unrealized loss of $4,031,979 and $5,525,847 at December 31, 2011 and 2010, respectively.  The Plan’s pro rata share of the change in the unrealized loss in fair value is reflected in net appreciation or depreciation of investment in Master Trust on the Statement of Changes in Net Assets.  Securities lending income related to common stocks and government securities held in the Master Trust amounted to $1,453,995 and $1,193,548 for the years ended December 31, 2011 and 2010, respectively.  Securities lending income is recorded in interest income.

6.   Risks and Uncertainties

The Plan and Master Trust invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Collateral held on loaned securities (common stocks, government securities and other securities held in the Master Trust) is principally invested in pools of cash equivalents, domestic corporate bonds, asset backed securities and foreign fixed income securities, which are subject to credit risk, interest rate risk and liquidity risk.  Credit risk is the risk that the issuer or guarantor of a debt security, or the counterparty to a repurchase agreement is unable or unwilling to make timely principal and/or interest payments or to otherwise honor its obligations, in which case, the value of the related debt security may decline.  Interest rate risk is the risk that interest rates may fluctuate, which would affect the resale value of the securities held in the pool.  Those debt securities with longer durations tend to be more sensitive to changes in interest rates or credit spreads, usually making them more volatile in value than securities with shorter durations.  In addition, changes in market interest rates may also extend or shorten the duration of certain types of investments, such as asset-backed or mortgage-backed securities, and can affect the value and the related return on the investments in the pool.  Liquidity risk may be a risk factor for the pool when it invests in particular investments that are difficult to purchase or sell.  The pools’ investments in illiquid securities may reduce the returns of the pool because it may be unable to sell the illiquid securities at an advantageous time or price if necessary or desirable to sell the securities.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

7.   Income Tax Status of the Plan

The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 29, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  The Plan has been amended since receiving the determination.  The Advisory Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.   Reconciliation of Financial Statements to the draft Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements as compared to the draft Form 5500:

	December 31,
	2011	2010

Net assets available for benefits according to the financial statements	$854,570,912	$843,275,740
Amounts allocated to withdrawing participants	(207,515)	(176,538)
Net assets available for benefits according to the draft Form 5500	$854,363,397	$843,099,202

The following is a reconciliation of benefits to participants according to the financial statements as compared to the draft Form 5500:

December 31,
2011

Benefits to participants according to the financial statements	$92,696,045

Add: Amounts allocated to withdrawing participants at December 31, 2011	207,515
Less: Amounts allocated to withdrawing participants at December 31, 2010	(176,538)

Benefits to participants according to the draft Form 5500	$92,727,022

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date.

Schedule I

DST Systems, Inc. 401(k) Profit Sharing Plan

EIN 43-1581814 / PIN 004

Schedule H, line 4a — Schedule of Delinquent Participant Contributions

For the year ended December 31, 2011

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
		Contributions	Contributions	Corrected Under
Participant Contributions	Contributions	Corrected	Pending Correction	VFCP & PTE
Transferred Late to Plan	Not Corrected	Outside VFCP	in VFCP	2002-51

$1,560				$1,560

Schedule II

DST Systems, Inc. 401(k) Profit Sharing Plan

EIN 43-1581814 / PIN 004

Schedule H, line 4i — Schedule of Assets (Held At End of Year)

December 31, 2011

(a)	(b) Identity	(c) Description	(d) Cost		(e) Current Value
	American Century Value	Mutual Fund		(1)	$10,877,269
	American Century Growth	Mutual Fund		(1)	12,106,004
	American Century Select	Mutual Fund		(1)	5,798,140
	American Century Ultra	Mutual Fund		(1)	9,788,163
	American Century International	Mutual Fund		(1)	5,872,262
*	BMO Prime Money Market	Mutual Fund		(1)	789,859
	Columbia Acorn International	Mutual Fund		(1)	1,395,827
	Davis NY Venture	Mutual Fund		(1)	11,142,346
	Dodge & Cox Balanced	Mutual Fund		(1)	15,727,991
	Dodge & Cox International	Mutual Fund		(1)	14,921,335
	Dreyfus Standish Mellon Fixed Income	Mutual Fund		(1)	8,718,304
*	DST Systems, Inc.	Common Stock		(1)	19,177,518
*	DST Systems, Inc. Master Trust	Master Trust	$225,713,319		405,425,360
	Federated Prime Value Obligations	Mutual Fund		(1)	24,589,497
	Fidelity Advisor Growth	Mutual Fund		(1)	9,870,370
	Invesco Small Cap Growth Fund	Mutual Fund		(1)	8,118,903
	Janus Fund	Mutual Fund		(1)	12,715,201
	Janus Enterprise	Mutual Fund		(1)	17,768,823
	Janus Overseas	Mutual Fund		(1)	26,760,382
	Janus Research	Mutual Fund		(1)	21,813,972
	Lord Abbett Affiliated Class A Fund	Mutual Fund		(1)	4,784,504
	Lord Abbett Bond Debenture	Mutual Fund		(1)	6,459,841
	PIMCO Total Return	Mutual Fund		(1)	27,445,265
	Royce Total Return	Mutual Fund		(1)	17,182,953
	TIAA-Cref	Mutual Fund		(1)	2,454,247
	T. Rowe Price Mid-cap Growth	Mutual Fund		(1)	35,428,188
	Vanguard Balanced Index	Mutual Fund		(1)	19,253,206
	Vanguard Total Bond	Mutual Fund		(1)	22,832,593
	Vanguard Institutional Index	Mutual Fund		(1)	25,540,263
	Vanguard Mid Cap Index	Mutual Fund		(1)	2,720,416
	Vanguard Small Cap Index	Mutual Fund		(1)	4,207,933
	Vanguard Value	Mutual Fund		(1)	10,087,922
*	Notes Receivable from Participants	Participant Loans		(1)	13,061,205

* Indicates a party-in-interest
(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments.

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

June 28, 2012	/s/ Kenneth V. Hager
Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer